                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                 Selfcare, Inc.
                                (Name of Issuer)

                     Common Stock, $.001 par value per share
                         (Title of Class of Securities)

                                   00081631R1
                                 (CUSIP Number)

                                 Ronan O'Caoimh
                               Trinity Biotech plc
                                   3 Rock Road
                           Sandyford Industrial Estate
                               Dublin 18, Ireland
                               (011) 353 1 2955111
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 1, 1996
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which in the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

Check the following box if a fee is being paid with the statement. / /
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))
                                Page 1 of 6 Pages
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CUSIP NO. 00081631R1                   13D                     Page 2 of 6 Pages

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Flambelle Limited
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                        (a)  /x/
                                                        (b)  / /

--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

                                   AF, 00
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                      / /
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                                     Ireland
-------------------------------------------------------------------------------

                           7.       SOLE VOTING POWER
         NUMBER OF
                                    0 shares
          SHARES           -----------------------------------------------------
       BENEFICIALLY        8.       SHARED VOTING POWER
         OWNED BY
                                    778,622 shares
           EACH            -----------------------------------------------------
         REPORTING         9.       SOLE DISPOSITIVE POWER
          PERSON
                                    0 shares
           WITH            -----------------------------------------------------
                           10.      SHARED DISPOSITIVE POWER

                                    778,622 shares
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           778,622 shares
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           13.3%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

                           CO
--------------------------------------------------------------------------------



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CUSIP NO. 00081631 R1                13D                       Page 3 of 6 Pages

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Trinity Biotech plc
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                            (a)  /x/
                                                            (b)  / /
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

                           WC, 00
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                          / /
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                           Ireland
--------------------------------------------------------------------------------
                           7.       SOLE VOTING POWER
         NUMBER OF
                                    21,000 shares
          SHARES           -----------------------------------------------------
       BENEFICIALLY        8.       SHARED VOTING POWER
         OWNED BY
                                    778,622 shares
           EACH            -----------------------------------------------------
         REPORTING         9.       SOLE DISPOSITIVE POWER
          PERSON
                                    21,000 shares
           WITH            -----------------------------------------------------
                           10.      SHARED DISPOSITIVE POWER

                                    778,622 shares
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           799,622 shares
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                 / /
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           13.6%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

                           CO
--------------------------------------------------------------------------------



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                                                               Page 4 of 6 Pages


         This Amendment No. 1 to Schedule 13D filed by Trinity Biotech plc relates to the shares ("Shares") of Common Stock, par value $0.001 per share (the "Common Stock"), of Selfcare, Inc., a Delaware corporation (the "Company") and is being filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934.


Item 2.  Identity and Background

         Item 2 is hereby supplemented as follows:

         On November 1, 1996, Trinity Biotech plc ("Trinity"), Flambelle Limited ("Flambelle") and Enviromed plc ("Enviromed") consummated an agreement dated October 31, 1996 (the "Eastcourt Agreement") whereby Flambelle purchased the 50% ownership stake in Eastcourt Limited ("Eastcourt") owned by Enviromed and Flambelle thereby became the owner of 100% of the capital stock of Eastcourt.


Item 3.  Source and Amount of Funds or Other Consideration

         Item 3 is hereby supplemented as follows:

         On November 1, 1996, Flambelle purchased the 50% ownership stake in Eastcourt held by Enviromed for total aggregate consideration of $1,250,000 consisting of (i) a cash payment of $500,000, of which $426,089 was provided to Flambelle by Trinity out of its working capital and $73,931 was provided by East Ridge Foundation, and (ii) an interest-free note in the principal amount of $750,000 payable by Trinity in two equal installments of $375,000 on January 31, 1997 and June 30, 1997. All or part of such note may be converted, at Trinity's option into Trinity A Ordinary Shares based on the average closing bid price of Trinity's American Depositary Receipts on the 30 trading days preceding such conversion.


Item 5.  Interest in Securities of the issuer

         Item 5 is hereby supplemented as follows:

         Based on the Company's Quarterly Report on Form 10-QSB for the three month period ending September 30, 1996, Flambelle's beneficial ownership of 778,622 Shares represents approximately 13.3% of the outstanding Shares of the Company and Trinity's beneficial ownership of 799,622 Shares represents approximately 13.6% of the Company's outstanding Shares. Pursuant to the Eastcourt Agreement, Flambelle purchased the shares of Eastcourt held by Environmed. Accordingly, the Eastcourt Agreement eliminated the right of Enviromed to appoint a director of Eastcourt and certain voting rights of Enviromed with respect to the Flambelle Selfcare Shares. Therefore, Enviromed may no longer be deemed to share the power to vote and dispose of the Eastcourt Selfcare Shares and the Flambelle Selfcare Shares with Flambelle, Eastcourt and Trinity.

         The Eastcourt Agreement eliminated certain reciprocal options ("Options") granted by Flambelle and Enviromed with respect to the shares of Eastcourt, and Enviromed therefore no longer has the right to share with Eastcourt, Trinity and Flambelle the right to receive or the power to direct the receipt of dividends or the proceeds of the sale of the Eastcourt Selfcare Shares.





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                                                               Page 5 of 6 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Item 6 is hereby supplemented as follows:

         After the purchase by Flambelle of the shares of Eastcourt held by Enviromed, Enviromed no longer has the right to appoint a director of Eastcourt or any voting rights with respect to the Eastcourt Selfcare Shares. As described in Item 5, the Options granted by Enviromed and Flambelle were eliminated upon consummation of the Eastcourt Agreement.


Item 7.  Material to Be Filed as Exhibits

         (1)    The Eastcourt Agreement






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                                                               Page 6 of 6 Pages

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


November 30, 1996




                                         TRINITY BIOTECH PLC



                                         BY: /s/Ronan O'Caoimh
                                             ------------------------------
                                             Name: Ronan O'Caoimh
                                             Title: Chief Executive Officer



                                         FLAMBELLE LIMITED



                                         BY: /s/Ronan O'Caoimh
                                             ------------------------------
                                             Name: Ronan O'Caoimh
                                             Title: President





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